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                                                            EXHIBIT (a)(9)

                       PRICE ENTERPRISES, INC. ANNOUNCES
                      PRELIMINARY RESULTS OF TENDER OFFER
                        FOR SHARES OF ITS COMMON STOCK


SAN DIEGO, Oct. 16,/PR Newswire/-Price Enterprises, Inc. (Nasdaq: PREN and PRENP) announced today the preliminary results of its previously announced self tender offer for up to 10,000,000 shares of its common stock at a price of $5.50 per share. A preliminary count by ChaseMellon Shareholder Services, L.L.C., the depositary for the offer, shows 13,184,117 shares of common stock have been validly tendered and not withdrawn, including 133,637 shares tendered subject to notice of guaranteed delivery. Based on the preliminary count, the Company intends to exercise its right to purchase up to an additional 475,275 of the tendered shares, resulting in a proration factor of approximately 79.4537% of the shares tendered.

The offer expired at 12:00 midnight, New York City time, on October 15, 1998. The tender offer has not been extended.

The determination of the actual number of shares to be purchased and the final proration factor are subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure. The Company intends to announce the final results of the tender offer as soon as possible following the calculation of the final proration factor.

Price Enterprises, Inc. is operating as a real estate investment trust whose principal business is to acquire, develop, operate, manage and lease real property. The Company's current real estate portfolio consists of 31 commercial properties located primarily in the West and Northeast and which are principally leased to major retail tenants.

This press release contains forward-looking statements that are subject to risks and uncertainties that might cause actual results to differ from those foreseen, including the competition for acquisition of real estate, and the Company's dependence on rental income from real property as well as the other risks detailed in the Company's SEC reports, including the report on Form 10-K filed on March 27, 1998.

/CONTACT: Jack McGrory, Chief Executive Officer, 619-581-4973 or Gary W. Nielson, Chief Financial Officer, 819-581-5430, both of Price Enterprises, Inc./